JEFFREY ROBERT VETTER	October 2, 2012	EMAIL JVETTER@FENWICK.COM Direct Dial (650) 335-7631

VIA EDGAR AND OVERNIGHT COURIER

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Barbara C. Jacobs, Assistant Director Edwin Kim, Attorney-Advisor Patrick Gilmore, Accounting Branch Chief David Edgar, Staff Accountant

Re:	Workday, Inc. Registration Statement on Form S-1 Filed August 30, 2012 File No. 333-18360

Ladies and Gentlemen:

On behalf of Workday, Inc. (“Company”), following a conversation with a member of the staff of the Securities and Exchange Commission (“Staff”) earlier today, we are providing additional supplemental information regarding the Company’s recent growth rates.

The Company advises the Staff that, based on the value of executed contracts, the acceleration in its growth was significantly faster in the period subsequent to July 31, 2012 as compared to earlier periods in the current fiscal year. Specifically, the Company experienced 14% growth in the value of customer contracts signed during the second quarter of fiscal 2013 compared to the first quarter of fiscal 2013. Subsequent to the end of the second quarter and through September 17, the time when the preliminary price range was determined, it experienced significantly higher contracting volume than in the first 47 days of the first and second quarter of fiscal 2013. The Company experienced an increase of approximately 90% and 75% in the value of contracts entered into during the first 47 days of the third quarter, compared to the comparable periods for the first and second quarters, respectively. In contrast, the Company saw only an 8% increase in the value of contracts entered into during the first 47 days of the first quarter compared to the same period in the second quarter.

The Company also advises the Staff that during the first 47 days of the third quarter, it closed three of the five largest customer contracts in its history, including its largest customer contract, with a contract value 60% higher than the next largest. Additionally, the number of new customers in the first 47 days of the third quarter increased 25% from the same period in the second quarter and remained constant with the number of customers from the same period in the first quarter. The relatively lower growth rate in the number of new customers reflects the accelerated market acceptance the Company has recently experienced from larger enterprise customers with significantly larger scale, user counts and contract values.

The Company believes that the valuation as of July 31, 2012 was and remains appropriate. At that time, it did not have the benefit of seeing the significant acceleration of its business, particularly the increase in contract values described above. Additionally, the Company did not yet have the benefit of the large scale customers noted above. These customer wins helped further demonstrate its ability to successfully sell into larger organizations, with larger implementation sizes and contract values, thereby positioning it well to achieve larger market share in the future.

Please feel free to contact me at (650) 335-7631 should you have any questions or if we can be of further assistance in this regard.

Sincerely,

FENWICK & WEST LLP

/s/ Jeffrey Vetter

Jeffrey Vetter

cc:	Mark S. Peek, Chief Financial Officer
James P. Shaughnessy, Esq., General Counsel
Melanie D. Vinson, Esq., Corporate Counsel
Workday, Inc.